MAIL STOP 0511
							February 8, 2005

Scott Young, President
Chubasco Resources Corp.
509 - 4438 West 10th Avenue
Vancouver, B.C., Canada V6R 4R8

      Re:	Chubasco Resources Corp.
		Registration Statement on Form SB-2
		File No. 333-119632
      Amended January 14, 2005

Dear Mr. Young:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please disclose the maximum offering period.

Unaudited Interim Financial Statements

Interim Consolidated Statement of Operations, F-11

2. For the periods presented, please ensure that your total expenses foot (subtotals appear to exclude $2,500 professional fees). Please ensure that all related interim consolidated financial statements (balance sheet, statement of cash flows, statement of stockholders` equity, and related notes thereto) are revised accordingly.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 or Tia
Jenkins
at (202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies


cc:	Kyleen E. Cane
	Fax (702) 944-7100